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October 5, 2017

VIA EDGAR AND OVERNIGHT MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:                                                                    Mr. Jacob Luxenburg

Mr. Jim Rosenberg

Ms. Irene Paik

Mr. Joseph McCann

Re:                             OptiNose, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 3, 2017

Registration No. 333-220515

Ladies and Gentlemen:

This letter is submitted on behalf of OptiNose, Inc. (the “Company”) in response to the verbal comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received telephonically on October 4, 2017, with respect to the Company’s prior letter dated September 25, 2017 (the “Prior Letter”).

For reference purposes, each of the verbal comments has been reproduced herein with the Company’s response below such comment. For your convenience, we have bolded and italicized each reproduced verbal comment. The response provided herein is based upon information provided to Hogan Lovells US LLP by the Company.

1.                                      Please explain why the Company continued to use the August 31, 2016 valuation for options granted after such date despite the occurrence of subsequent events that may have changed the Company’s valuation.

Response:

The Company respectfully advises the Staff that the Company continued to use the August 31, 2016 valuation for grants made during the period of December 20, 2016 through February 27, 2017 because the Company believes that the valuation was not materially impacted by events that occurred during that time period.

In the Prior Letter, the Company identified the following two events that occurred between the August 31, 2016 valuation date and February 27, 2017:

•                  The hiring of highly experienced members to the Company’s management team, including the Company’s Chief Commercial Officer, Chief Financial Officer and Chief Legal Officer, each of whom has a track record of success for obtaining regulatory approval of, and commercializing products for, public companies. The hiring process for these officers began in the fall of 2016 and continued into the first quarter of 2017; and

•                  The U.S. Food and Drug Administration’s (“FDA”) acceptance of the Company’s XHANCE new drug application (“NDA”) for filing and review in January 2017.

While each of these events were required in the Company’s chronological path toward becoming a commercial-stage specialty pharmaceutical company, the Company does not believe that these events, at the time at which each occurred, represented significant, specific value drivers for the Company, especially given the length and inherent uncertainty of the FDA approval process.

In addition, the Company’s NDA for XHANCE was submitted for approval under Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act (“FD&C Act”), which permits drug developers to rely, in part, on data from products that have already been approved by the FDA (referred to as “reference listed drugs”). Under the FD&C Act, patent and NDA holders of a reference listed drug have a period of 45 days after receiving notification of the FDA’s acceptance for filing of the drug developer’s NDA to file an infringement suit against the drug developer to prevent the FDA from approving the drug developer’s NDA for a period of 30 months or until an earlier determination is made by a court that there is no infringement (“stay of approval”). If a stay of approval had been triggered, the Company would have faced the possibility of significant delay and costs in its pursuit of marketing approval of XHANCE, which would have had a significant negative impact to the Company’s valuation. Accordingly, until this 45-day period lapsed on March 20, 2017, the Company does not believe there was any material increase in the Company’s valuation from the August 31, 2016 valuation.

Subsequent to the expiration of the 45-day period referenced above, the Company completed its Series D preferred stock financing and obtained an updated third party valuation of the Company’s common stock as of May 9, 2017.

2.                                      Please explain why the Company continued to use the May 9, 2017 valuation for options granted after such date despite the occurrence of subsequent events that may have changed the Company’s valuation.

Response:

The Company respectfully advises the Staff that the Company continued to use the May 9, 2017 valuation for grants made during the period of August 7, 2017 through September 12, 2017 because the Company believes that the valuation was not materially impacted by events that occurred during that time period. Specifically, the Company believes that the primary driver of the increase in the Company’s value between May 2017 and September 2017 was the Company’s receipt of marketing approval from the FDA to market and sell XHANCE in the United States, which did not occur, nor could be anticipated, until the Company received notice of approval on September 18, 2017.

In the Prior Letter, the Company identified the following three events that occurred between the May 9, 2017 valuation date and September 12, 2017:

•                  On June 26, 2017, the Company confidentially submitted a draft Registration Statement with the Commission. The submission was intended to begin the process of evaluating the alternatives to raise the funds to meet the Company’s development and commercialization needs. Alternatives considered were additional private funds, cross-over financing and/or an IPO;

•                  The Company began “Testing the Waters” meetings in accordance with the Jumpstart Our Business Startups Act of 2012 on June 27, 2017, and on August 23, 2017, the Company completed this process.  During these meetings the Company received feedback suggesting that an IPO may be possible; and

•                  In July and August 2017, the Company secured commercial supply and manufacturing agreements with its key vendors for the anticipated commercial launch of XHANCE, should approval by the FDA be obtained.

While each of these events were required in the Company’s chronological path toward becoming a commercial-stage specialty pharmaceutical company, the Company does not believe that these events, at the time at which each occurred, represented significant, specific value drivers for the Company, especially given the length and inherent uncertainty of the FDA approval process. Specifically, although the Company filed confidentially in late June 2017, and participated in “Testing the Waters” meetings from June to August 2017, the Company intended to proceed with the IPO only if it received FDA approval of XHANCE, as an IPO was not deemed to be viable without such approval. In addition, while the Company did secure commercial supply and manufacturing agreements with its key vendors during this time, significant activity under these agreements would not commence if FDA approval was not obtained. The Company believes that these factors demonstrate that the clear remaining value driver for the Company prior to an IPO related to receiving FDA approval of XHANCE. Therefore, given the inherent uncertainty in obtaining FDA approval of XHANCE, the Company utilized the May 9, 2017 valuation for options granted during those time periods.

3.                                      Please advise why the valuation resulting from the IPO scenario in the May 9, 2017 valuation (which was before giving effect to any discount for lack of marketability or any discounting of the future estimated IPO value back to the valuation date at the risk-adjusted discount rate) has not been materially impacted by the Company’s receipt of marketing approval of XHANCE on September 18, 2017, as evidenced by the preliminary price range disclosed in the Prior Letter.

The Company respectfully advises the Staff that the valuation resulting from the IPO scenario in the May 9, 2017 valuation (before giving effect to any discount for lack of marketability or any discounting of the future estimated IPO value back to the valuation date at the risk-adjusted discount rate) was not materially impacted by the Company’s receipt of marketing approval of XHANCE on September 18, 2017, as the IPO scenario within the valuation assumed that XHANCE would receive such marketing approval. The Company included the assumption of obtaining approval in the probability-weighted expected return method for the IPO scenario because the Company had determined that it would not proceed with an IPO unless such regulatory approval was obtained. This hybrid valuation also included other scenarios, including an M&A scenario and a stay-private scenario, which were then probability weighted to calculate the estimated fair value of common stock at May 9, 2017.

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The Company respectfully requests the Staff’s assistance in completing its review of the supplemental information contained herein as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review, and please contact me at (267) 675-4678 if you have any questions regarding the Registration Statement or the foregoing information.

Sincerely,

/s/ Rachael M. Bushey, Esq.
Rachael M. Bushey, Esq.

Enclosures

cc:	Peter K. Miller, Chief Executive Officer, OptiNose, Inc.
Michael F. Marino, Esq., Chief Legal Officer, OptiNose, Inc.
Steven J. Abrams, Esq., Hogan Lovells US LLP
Divakar Gupta, Esq., Cooley LLP
Brian F. Leaf, Esq., Cooley LLP
Jeffrey P. Libson, Esq., Cooley LLP